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                                                                  Exhibit (a)(3)



                          [DAVID'S BRIDAL, INC. LETTERHEAD]

                                                               July 10, 2000

Dear Shareholder:

     I am pleased to inform you that David's Bridal, Inc. has entered into a merger agreement with The May Department Stores Company. In accordance with the merger agreement, a wholly owned subsidiary of May has commenced a tender offer to purchase all of the outstanding shares of David's Bridal common stock for $20.00 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of David's Bridal shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger in which each share of David's Bridal common stock not purchased in the tender offer will be converted into the right to receive $20.00 per share in cash.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF DAVID'S BRIDAL AND ITS SHAREHOLDERS, AND YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER, TENDER YOUR SHARES PURSUANT TO THE TERMS OF THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. The Board of Directors has received an opinion from David's Bridal's financial advisor, Credit Suisse First Boston Corporation, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $20.00 per share cash consideration to be received in the offer and the merger by the shareholders was fair, from a financial point of view, to such holders (other than May and its affiliates). The full text of Credit Suisse First Boston's written opinion dated July 3, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Also attached are May's Offer to Purchase, dated July 10, 2000, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                       Sincerely,

                                       /s/ Robert D. Huth
                                       Robert D. Huth
                                       President and Chief Executive Officer